UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KNIGHT TRANSPORTATION, INC.
(Name of Subject Company and Filing Person (Issuer))

Options to Purchase Common Stock,
par value $.01 per share
(Title of Class of Securities)

49906410
(CUSIP Number of Class of Securities (Underlying Common Stock))

Dave Jackson
Chief Financial Officer, Secretary, and Treasurer
5601 West Buckeye Road
Phoenix, AZ  85043
(602) 269-2000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Mark A. Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, Ste. 200
Lincoln, Nebraska 68508
(402) 435-3223

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is Knight Transportation, Inc.'s (the "Company") Notice of Annual Meeting of Shareholders and Preliminary Proxy Statement (the "Preliminary Proxy Statement") for the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting"), which contains, among other things, a proposal to be submitted to the Company's shareholders to approve an exchange program under which our eligible employees would be permitted to surrender outstanding stock options in exchange for new stock options covering the same or fewer shares or restricted stock covering the same or fewer shares, with an exercise price equal to the fair market value of our common stock on the grant date (the "Option Exchange Program").  The Preliminary Proxy Statement does not constitute an offer to holders of the Company's outstanding stock options to exchange those options.  The proposed Option Exchange Program will only be commenced, if at all, if the Company's shareholders approve the Option Exchange Program proposal at the 2009 Annual Meeting, which approval shall be deemed to be an amendment to the Company's applicable existing equity incentive plans to permit the proposed Option Exchange Program.

The Option Exchange Program has not yet commenced and will not commence unless the requisite stockholder approval is obtained at the 2009 Annual Meeting.  Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program.  The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program.

In connection with the Option Exchange Program proposal to be voted on by the Company's shareholders at the 2009 Annual Meeting, the Company has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  The Company's shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program proposal because they will contain important information about the proposal.

The Company's shareholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov.  In addition, when available, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043, Attention: Dave Jackson, Chief Financial Officer, Secretary, and Treasurer.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the SEC on March 27, 2009 and incorporated herein by reference (File No. 001-32396)).